MATERIAL CHANGE REPORT
51-102F3

Item 1   **Name and Address of Company**

Rubicon Minerals Corporation (the "**Company**")
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2   **Date of Material Change**

December 21, 2012

Item 3   **News Release**

News release was issued on December 21, 2012 over Canada Newswire Service (CNW).

Item 4   **Summary of Material Change**

On December 21, 2012, the Company announced that it has been named in a petition for judicial review focused on the Province of Ontario's authority to approve a production closure plan.

Item 5   **Full Description of Material Change**

5.1 Full Description of Material Change

Please see attached news release of December 21, 2012 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6   **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable

Item 7   **Omitted Information**

Not applicable

Item 8   **Executive Officer**

"*David W. Adamson*", CEO (Tel: 604-623-3333)

Item 9   **Date of Report**

December 28, 2012



Rubicon views legal action initiated by Wabauskang First Nation to be without merit

Rubicon Minerals Corporation (TSX:RMX | NYSE-MKT:RBY) ("**Rubicon**") has been named in a petition for judicial review focused on the Province of Ontario's authority to approve a production closure plan.

As noted in our news release dated December 17, 2012, Rubicon is proud of its record of its consultations with Aboriginal Communities and of its actions in the Red Lake district including its commitment to safe and responsible resource development and the successful provision of contracting and employment opportunities for Aboriginal Communities (see www.rubiconminerals.com for more information).

While we remain committed to the consultation process and invite WFN back to the negotiating table to discuss the terms of a benefits agreement, we will vigorously defend our record and this petition which we believe to be without merit. Construction activities, including shaft sinking and mill construction continue to progress at the Phoenix Gold Project.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION

"David W. Adamson"

CEO

PR12-15 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the PEA will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision based on a preliminary economic assessment as opposed to a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-15 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6